June 16, 2025

Brian Finn
Chief Investment Officer
Findell Capital Management LLC
88 Pine Street, 22nd Fl.
New York, NY 10005

       Re: Findell Capital Management LLC
           Oportun Financial Corporation
           Additional Soliciting Material filed June 3 and 5, 2025, by Findell Capital
           Management LLC et al.
           File No. 001-39050
Dear Brian Finn:

       We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

General

1. The letter to shareholders issued on June 3, 2025, and filed as additional soliciting material states that:

             "legacy directors who control the majority of the Board have no lending experience and share close personal and professional ties with CEO
Raul
           Vazquez";
             "Mr. Vazquez has worked to destroy a great lending business";
              "the Board   s self-defeating and entrenching behavior has made
it clear to us that
           the main goal of the legacy directors is not delivering stockholder value, but preventing industry experience and independence from having a real voice in the boardroom";
             "management decisions would have bankrupted the Company without
Findell   s
 June 16, 2025
Page 2

             involvement"; and
               "[a]mong the legacy Board members, there are many overlapping personal and professional relationships with each other and with CEO Vazquez that raise serious questions about the ability of these directors to provide appropriate oversight. For example, Mr. Vazquez is a board member of Intuit and oversaw
             Mr. Williams and Ms. Lee in that capacity."

         Such statements appear to impugn the character, integrity and personal reputation of
         Mr. Vazquez and the Board without adequate factual foundation. Please do not use these or similar statements in soliciting materials without providing a proper factual foundation for the statements. In addition, as to matters for which the filing persons do have a proper factual foundation, please avoid making statements about those matters that go beyond the scope of what is reasonably supported by the factual foundation.
         Please note that characterizing a statement as one   s opinion or
belief does not
         eliminate the need to provide a proper factual foundation for the statement; there must be a reasonable basis for each opinion or belief that the filing persons express. Please refer to Note (b) to Rule 14a-9.
Additional Soliciting Material filed June 5, 2025
Item 1

2.       We note the following statements:

               "Ms. Lee and the Rest of the Legacy Directors Have Overseen Massive Value
             Destruction and Lack Lending Experience, Making Them
Underqualified to Serve
             as Lead Independent Director";
               "the legacy directors [ ] collectively appear interested only in entrenching themselves and ignoring the best interests of Oportun"; and
               "these legacy directors are unqualified to serve on this board, let alone serve as lead independent director."

         Refer to our prior comment above. Please do not use these or similar statements in your filings without providing a proper factual foundation. Please refer to filing persons' obligations under Exchange Act Rule 14a-9.



        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 June 16, 2025
Page 3

      Please direct any questions to Laura McKenzie at 202-551-4568 or Perry Hindin at
202-551-3444 .



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Mergers &
Acquisitions
cc:   Andrew Freedman